Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551-2999
+1 567 336 5000 tel
+1 567 336 8262 fax
www.o-i.com

December 30, 2008

VIA EDGAR TRANSMISSION

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owens-Illinois, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Definitive Proxy Statement Filed April 7, 2008
File No. 001-09576

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated December 1, 2008, with respect to the above-referenced Annual Report on Form 10-K and Definitive Proxy Statement.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Operating Profit, page 26

2.              The presentation of a segment measure such as Segment Operating Profit represents a non-GAAP financial measure when presented outside of the SFAS 131 required reconciliation in the footnotes to your consolidated financial statements.  Therefore, please revise to either remove the non-GAAP measure or provide the disclosures required by Item 10(e) of Regulation S-K.

Response: In future filings, the Company will include a table at the beginning of the MD&A section which will show three years of net sales and Segment Operating Profit reconciled to net earnings.  In addition, the Company’s MD&A will discuss all amounts presented.  A note to this effect will also be added below the table.  See below.

“Following are the Company’s net sales by segment and segment operating profit for the years ended December 31, 2008, 2007, and 2006.  The Company’s measure of profit for its reportable segments is Segment Operating Profit, which consists of consolidated earnings from continuing operations before interest income, interest expense, provision for income taxes and minority share owners’ interests in earnings of subsidiaries and excludes amounts related to certain items that management considers not representative of ongoing operations as well as certain retained corporate costs.  The Company’s management uses Segment Operating Profit, in combination with selected cash flow information, to evaluate performance and to allocate resources.

Net Sales:	2008	2007	2006
Europe	$ x,xxx.x	$3,298.7	$2,846.6
North America	x,xxx.x	2,271.3	2,110.4
South America	x,xxx.x	970.7	796.5
Asia Pacific	x,xxx.x	934.3	804.9
Reportable segment totals	x,xxx.x	7,475.0	6,558.4
Other	xx.x	91.7	92.0
Net sales	$ x,xxx.x	$7,566.7	$6,650.4

Segment Operating Profit:	2008	2007	2006
Europe	$ xxx.x	$433.0	$249.6
North America	xxx.x	265.1	187.3
South America	xxx.x	254.9	195.0
Asia Pacific	xxx.x	154.0	102.9
Reportable segment totals	xxx.x	1,107.0	734.8

Items excluded from reportable segment totals:
Retained corporate costs and other	xx.x	(78.8)	(76.6)
Restructuring and asset impairments	xxx.x	(100.3)	(29.7)
Charge for asbestos related costs	xxx.x	(115.0)	(120.0)
CEO and other transition charges			(20.8)
Curtailment of postretirement benefits in The Netherlands			15.9
Mark to market effect of natural gas hedge contracts			(8.7)

Interest income	xx.x	42.3	19.2
Interest expense	xxx.x	(348.6)	(349.0)
Provision for income taxes	xxx.x	(147.8)	(125.3)
Minority share owners’ interest in earnings of subsidiaries	xxx.x	(59.5)	(43.6)
Earnings (loss) from continuing operations	xxx.x	299.3	(3.8)
Net earnings (loss) of discontinued operations		2.8	(23.7)
Gain on sale of discontinued operations	xxx.x	1,038.5
Net earnings (loss)	$ xxx.x	$1,340.6	$(27.5)

Note:  All amounts excluded from reportable segment totals are discussed in the following applicable sections.”

3.              Please revise your filing on pages 27 and 93 and elsewhere where necessary to explain why you disclose a “consolidated totals” subtotal for operating profit.  It is unclear what the purpose of this measure is and why it doesn’t include many of the items shown on page 93 as being excluded from Segment Operating Profit, but that would be included in operating profit under US GAAP.

Response:  In future filings, the Company will eliminate this subtotal and reconcile the reportable segment totals to earnings from continuing operations before income taxes and minority share owners’ interests in earnings of subsidiaries in the segment footnote, and reconcile to net earnings in the MD&A as shown in the response to Comment No. 2 above.

Capital Resources and Liquidity, page 35

4.              We note your disclosure on page 36 that your Secured Credit Agreement contains various financial covenants that you are required to meet on a consolidated basis.  Please provide a comprehensive discussion of the terms of your most stringent covenants and demonstrate your compliance with them during the periods presented.  In addressing this comment, please revise future annual and quarterly filings to include a tabular presentation that sets forth your compliance with your most stringent debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required.  Such a presentation will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response:  The Secured Credit Agreement contains a standard set of covenants found in most credit agreements for a company of similar size and stature.  Only one of these is a maintenance covenant, which the Company considers the only material covenant in the Secured Credit Agreement.  In future filings, the Company will expand its disclosures to include a statement regarding compliance with its covenants and the impact on liquidity, if any, of future compliance. The Company believes that such disclosure will be consistent with Section 501.03 and that a presentation of actual ratios and/or other actual amounts versus contractual limits would not be meaningful to an investor — the relevant information is the Company’s compliance with the covenants.  See the Company’s expanded discussion below:

“The Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company to incur certain liens, make certain investments and acquisitions, become liable under contingent obligations in certain, defined instances only, make restricted junior payments, make certain asset sales within guidelines and limits, make capital expenditures beyond a certain threshold, engage in material transactions with shareholders and affiliates, participate in sale and leaseback financing arrangements, alter its fundamental business, amend certain outstanding debt obligations, and prepay certain outstanding debt obligations.

The Agreement contains one financial maintenance covenant, which also determines the credit facility’s pricing. The financial maintenance covenant requires the Company not to exceed a ratio of consolidated total debt, less cash and cash equivalents, to Consolidated Adjusted EBITDA, as defined in the Agreement.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Agreement.  As of December 31, 20XX, the Company was in compliance with all covenants in the Agreement.  In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Agreement will not be adversely affected by the covenants.”

Critical Accounting Estimates, page 38

5.              We note your disclosure on page 40 that a significant write down of goodwill would have a material adverse effect on your reported results of operations and net worth.  You also indicate that significant changes in your assumptions for projected future cash flows and the weighted average cost of capital could result in the impairment of goodwill.  In light of the significance of these two assumptions to your goodwill impairment testing, please revise to quantify the impact that a change in both assumptions (individually and in the aggregate) would have upon the goodwill impairment analysis.  Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:  In future filings, the Company will expand the discussion in the second paragraph as follows: “If the Company’s projected future cash flows were substantially lower, or if the assumed weighted average cost of capital was substantially higher, the testing performed as of October 1, 20XX, may have indicated an impairment of one or more of the Company’s reporting units and, as a result, the related goodwill may also have been impaired.  However, less significant changes in projected future cash flows or the assumed weighted average cost of capital would not have indicated an impairment.  For example, if projected future cash flows had been decreased by 5%, or if the weighted average cost of capital had been increased by 5%, or both, the resulting lower BEV’s would still have exceeded the book value of each reporting unit by a significant margin.”

Consolidated Financial Statements

Consolidated Results of Operations, page 49

6.              Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your manufacturing, shipping and delivery line item.  If you do not include depreciation or amortization in your manufacturing, shipping and delivery line item, please revise your description of the manufacturing, shipping and delivery line item on the face of your Consolidated Results of Operations and elsewhere throughout the filing consistent with SAB Topic 11:B.

Response: The Company includes all depreciation expense directly attributed to manufacturing activities in the line titled manufacturing, shipping, and delivery on the statement of consolidated results of operations.  All other depreciation expense is included in selling and administrative. To clarify this, in future filings, the Company will add the following sentences to its policy disclosure on property, plant, and equipment: “Depreciation expense directly attributed to the manufacturing of the Company’s products is included in manufacturing, shipping, and delivery. Depreciation expense related to non-manufacturing activities is included in selling and administrative.”

The Company includes all amortization expense directly attributed to manufacturing activities in the line titled manufacturing, shipping, and delivery on the statement of consolidated results of operations.  All other amortization expense is included in selling and administrative and other. To clarify this, in future filings, the Company will add the following sentences to its policy disclosure on intangible assets and other long-lived assets: “Amortization expense directly attributed to the manufacturing of the Company’s products is included in manufacturing, shipping, and delivery. Amortization expense related to non-manufacturing activities is included in selling and administrative and other.”

Note 5 — Equity Investments, page 61

7.              We note that you have a 50% partnership interest in Rocky Mountain Bottle Company which you account for using the equity method.  Please tell us how you determined that you should not consolidate this entity as of December 31, 2007.

Response:  Rocky Mountain Bottle Company is a glass container manufacturing facility.  It is a 50/50 joint venture with a brewing company that buys all of the output from the facility.

The Company has evaluated the accounting for this investment under various accounting pronouncements.  The Company has concluded that APB No. 18, “The Equity Method of Accounting for Investments in Common Stock” applies to the Company’s accounting for this investment, and thus the Company applies the equity method of accounting.

The Company also evaluated the provisions of FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (FIN 46(R)).  Under FIN 46(R), the Company believes Rocky Mountain Bottle Company meets the definition of a Business as set forth in Appendix C of that Interpretation.  Further, the Company believes none of the other factors cited in paragraph 4(h) of FIN 46(R) exist, and thus Rocky Mountain Bottle Company need not be evaluated by the Company to determine whether it is a variable interest entity under the requirements of FIN 46(R).

The Company has also evaluated the provisions of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (ARB 51) and Statement of Financial Accounting Standard No. 94, “Consolidation of All Majority-Owned Subsidiaries” (FAS 94).  Under ARB 51 and FAS 94, the Company concluded the 50/50 joint venture should not be consolidated because it does not directly or indirectly hold the majority voting interest.

Note 17 — Other Costs and Expenses, page 86

8.     Please revise to quantify the amount of asset impairment charges separate from restructuring charges, contingent obligation accruals, valuation allowance and other charges.  It is unclear which of the costs described in footnote 17 are also presented in your rollforward of the restructuring accruals in footnote 18.  Please also revise to disclose the methods used to determine fair value of assets impaired and the segment in which the impaired assets were reported.  Please refer to paragraph 26 of SFAS 144.

Response:  In future filings the Company will disclose asset impairment charges separate from restructuring charges as follows:  “During 2008, the Company recorded restructuring charges totaling $xxx.x million ($xx.x million after tax and minority share owners’ interests), including $xx.x for the asset impairment.”  The Company will also discuss these same amounts in the restructuring footnote and will clarify that the rollforward of the accrual for production capacity curtailment is related to these charges.

In future filings, the Company will disclose its policy to determine the fair value of assets impaired.  The following sentences will be added to the policy disclosure on property, plant, and equipment: “The Company evaluates the recoverability of property, plant, and equipment based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist.  If impairment exists, the asset is written down to fair value.”

The Company’s impaired assets are mainly unusable equipment and idle real estate.  The fair value of impaired assets amounts to less than 0.5% of any reportable segment’s assets.  The Company does not believe that the fair value of impaired assets is material for disclosure on a segment basis.

Note 20 — Contingencies, page 89

9.     We note your disclosure on page 32 that the agreement for the sale of your plastics packaging business provides for an adjustment of the selling price based on working capital levels and certain other factors.  If it is not possible to estimate the amount of any liability associated with this contingency in the agreement, please revise your filing to quantify the range of possible outcomes associated with contingency.

Response:  The selling price adjustments related to the sale of the Company’s plastics packaging business were settled during 2008 and the Company paid out approximately $16 million and recorded additional gain of $7.9 million.  The discontinued operations footnote in the Company’s third quarter Form 10-Q makes reference to the settlement as follows: “The gain on sale of discontinued operations of $7.9 million reported in 2008 relates to an adjustment of the 2007 gain on the sale of the plastics packaging business mainly related to finalizing certain tax allocations and an adjustment to the selling price in accordance with procedures set forth in the final contract.”  This same wording will be included in the Company’s 2008 Form 10-K.

Note 21 — Segment Information, page 92

10.  Please revise your tables on pages 93 and 94 to include a line item or column for eliminations separate from your Retained Corp Costs and Other column.  Please also revise the table on page 93 to include a footnote describing the types of costs that are not allocated to segments and are included in Retained Corp Costs and Other.  Please also revise similar disclosures elsewhere throughout your filing (such as starting on page 26 of your MD&A) since your current presentation of an amount that aggregates the segment operating profit of all segments and differs from income (loss) form operations under US GAAP constitutes a non-GAAP measure when it appears outside of your segment footnote.  Please refer to Question

21 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003 and available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response: Eliminations for intersegment sales amount to less than 1% of reportable segment sales and are not considered significant for disclosure purposes.  The Company does not have any significant eliminations between segments in Segment Operating Profit.

In future filings, the Company will include a description of unallocated costs that are included in Retained Corporate Costs and Other.  The following sentence will be added to the first paragraph of the segment footnote: “Retained Corporate Costs and Other also includes certain headquarters administrative and facilities costs and certain incentive compensation and other benefit plan costs that are global in nature and are not allocable to the reportable segments.”

11.  As a related matter, please revise the line item in your table on page 93 currently titled “total” so that a reader in able to more clearly determine that this amount is intended to represent the GAAP measure earnings (loss) from continuing operations before provision for income taxes, minority interests, and discontinued operations.

Response:  In future filings, the line currently titled “Total” will read “Earnings (loss) from continuing operations before income taxes and minority share owners’ interest in earnings of subsidiaries.”

Controls and Procedures, page 107

12.  Tell us supplementally why the implementation of the system is not reasonably likely to materially affect your internal controls over financial reporting.

Response:  The phased implementation of a global Enterprise Resource Planning software system has not materially affected the Company’s underlying key controls and processes over financial reporting and is not reasonably likely to materially affect them in the future.  The Company believes that the resulting improvements in efficiencies and the enhancements in its Enterprise Resource Planning software system are important developments that are of interest to investors.

Separate Financial Statements of Affiliates Whose Securities are Pledged as Collateral, page 118

13.  Where applicable, please address the comments above in your Owens-Brockway Packaging Inc, and Owens-Brockway Glass Container Inc financial statements.

Response:  Where applicable, the comments above will be addressed in the separate subsidiary financial statements included with the 10-K’s.

DEFINITIVE PROXY STATEMENT FILED APRIL 7, 2008

Annual Incentive, page 18

14.  We note that the amount of the incentive pool and incentive awards are determined with reference to performance thresholds and established budgets.  As these threshold and budget amounts or targets appear to be material in your determination of the amount of incentive compensation paid under the SMIP, please disclose these amounts in future filings.  Provide us supplementally with disclosure, relative to 2007, that you would propose to update and include in future filings.  You may omit this information only if, consistent with the standards applicable to requests for confidential treatment under FOIA, disclosure would be likely to cause significant competitive harm.  If this is your position, then please discuss this in your supplemental response, explaining in reasonable detail how the standard would be met.  We may have additional comments upon review of your response.

Response:  See response to Comment No. 15 below.

Performance Shares, page 21

15.  As the ROIC and EPS growth rate performance targets appear to be material to a determination of the amount of performance shares awarded, please disclose these targets in future filings.  Provide us supplementally with sample disclosure.  If you wish to omit these targets, please provide a reasonably detailed explanation how you would be likely to suffer significant competitive harm if disclosed, and note that we may have further comments upon review of your response.

Response to Comment Nos. 14 and 15:  In future filings, beginning with the 2009 Proxy Statement, the Company will supplement its disclosure in the Compensation Discussion and Analysis to disclose for its named executive officers quantitative performance thresholds for incentive plans for which the performance period has been completed to the extent such quantitative thresholds provide material information necessary to an understanding by stockholders of the Company’s compensation policies and decisions regarding the NEOs pursuant to Instruction 1 of Item 402(b) of Regulation S-K and to the extent that such disclosure would not result in competitive harm to the Company.

The following is illustrative of the type of additional disclosure the Company will include in its 2009 Proxy Statement:

Annual Incentive

“The 2008 targets and actual results were:

	Target		Actual

EBIT	$ xxx		$ xxx
Gross Profit Margin	xx	%	xx	%
Working Capital (% of sales)	xx	%	xx	%”

Long Term Incentives - Performance Shares

“For the 2006-2008 performance cycle, the targets and actual results were:

	Target		Actual

ROIC	xx	%	xx	%
EPS Growth Rate	xx	%	xx	%”

*     *     *     *     *     *

Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John J. Huber at (202) 637-2242 or Tracy K. Edmonson at +44 20 7710 5810 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer